OASIS MIDSTREAM PARTNERS LP

1001 Fannin St., Suite 1500

Houston, Texas 77002

May 30, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Oasis Midstream Partners LP
Registration Statement on Form S-1
Filed May 12, 2017
Amendment No. 1 to Registration Statement on Form S-1
Filed May 17, 2017
File No. 333-217976

Ladies and Gentlemen:

Set forth below are the responses of Oasis Midstream Partners LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2017, with respect to the Registration Statement on Form S-1, Registration No. 333-217976 filed May 12, 2017 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement filed May 17, 2017 (“Amendment No. 1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise specified.

General

1. We received your confidential treatment application with regard to certain portions of information in exhibits filed with Amendment No. 1. Please note that we will provide any comments related to the confidential treatment application under separate cover.

RESPONSE: We acknowledge the Staff’s comment regarding our confidential treatment application, will promptly provide any additional information you may request and, as discussed telephonically, appreciate your efforts for a timely completion of this process.

2. We note that the Crude Transportation Agreement filed as Exhibit 10.8 includes minimum volume commitments and shortfall payments. Please revise your disclosure to discuss the percentage of your pro forma historical and forecasted revenues supported by minimum volume commitments and payments under this commercial agreement or tell us why you do not believe such information is material.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that less than 0.3%, 1.5% and 1.1% of our pro forma 2016 revenues, our pro forma first quarter 2017 revenues and forecasted revenues for the twelve months ending June 30, 2018, respectively, are supported by minimum volume commitments, which include no shortfall payments. Accordingly, we do not believe such information is material to investors in our common units. We have revised the Registration Statement to clarify that we have no material minimum volume commitments. Please see pages 24, 86 and 142.

Summary, page 1

Our Assets, page 3

3. We note the revised disclosure in response to prior comment 10 and the inclusion of forecasted operating income for the twelve-month period ending June 30, 2018 of $117.8 million on pages 6 and 135. Similar to your revised disclosure on page 86, please clarify that this forecasted operating income does not include the $2.5 million of estimated annual general and administrative expenses you expect to incur as a result of becoming a publicly traded partnership.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure to clarify that the forecasted operating income for the twelve-month period ending June 30, 2018 does not include the $2.5 million of estimated annual general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. Please see pages 6 and 136.

Risk Factors, page 24

Risks Inherent in an Investment in Us, page 53

Our general partner may elect to convert the Partnership to a corporation, page 56

4. Your disclosure here and at page 188 indicates that your general partner may elect, without unitholder approval, to cause common units held by unitholders other than the general partner and its affiliates to be converted into or exchanged for interests in a newly formed entity taxable as a corporation or an entity taxable at the entity level for U.S. federal (or applicable state and local) income tax purposes. Please confirm that you will register such conversion unless an exemption from registration is available. See Securities Act Section 2(a)(3).

RESPONSE: We acknowledge the Staff’s comment and confirm that we will register such conversion unless an exemption from registration is available.

Unaudited Pro Forma Condensed Financial Statements, page F-2

Basis of Presentation, Other Transactions and the Offering, page F-7

5. Expand your disclosures here to address the nature of your controlling interest that supports the consolidation of your 10% and 35% interest in Bobcat DevCo and Beartooth DevCo, respectively, as required by FASB ASC 810-10-50-1. In your response, please also supplementally tell us how you considered the guidance in FASB ASC 810-10-15-10(a)(1)(iv) and FASB ASC 810-10-25-2 through 25-14 to support your consolidation policy.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to disclose that we have consolidated our 10% and 40% interest in Bobcat DevCo and Beartooth DevCo, respectively, based on our determination that such entities constitute variable interest entities because each entity meets the conditions set forth in ASC 810-10-15-14(c). Under ASC 810-10-15-14(c), use of the variable interest entity consolidation model is required if voting rights of a partner with equity at risk are not proportional to such partner’s economic interests and substantially all of the activities involve or are conducted on behalf of the partner with equity at risk and disproportionally fewer voting rights as compared to its economics. We have determined that Oasis Midstream Services LLC’s equity at risk in Bobcat DevCo and Beartooth DevCo was established with non-substantive voting rights, making these entities variable interest entities under ASC 810-10-15-14(c). Through our 100% ownership interest in OMP Operating LLC, which owns controlling interests in Bobcat DevCo and Beartooth DevCo, we have the authority to direct the activities that most significantly affect the economic performance of these entities and the obligation to absorb losses or the right to receive benefits that could be potentially significant to Bobcat DevCo and Beartooth DevCo. Therefore, we are considered the primary beneficiary of Bobcat DevCo and Beartooth DevCo and are required to consolidate these entities in our financial statements under the variable interest entity consolidation model. Please see page F-7 of the Registration Statement.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, OASIS MIDSTREAM PARTNERS LP

By: OMP GP LLC, its General Partner

By:	/s/ Taylor L. Reid
Name:	Taylor L. Reid
Title:	Chief Executive Officer

Enclosures

cc:	Taylor L. Reid (Chief Executive Officer, OMP GP LLC)
David P. Oelman, Vinson & Elkins L.L.P.
Thomas Zentner, Vinson & Elkins L.L.P.